Exhibit 2

14 September 2012

InterContinental Hotels Group PLC (“IHG” or the “Company”)

Special Dividend and Share Consolidation: Publication of Circular

On Tuesday, 7 August 2012, the Board of IHG announced its intention to return US$1 billion of funds to Shareholders via a Special Dividend with a Share Consolidation of US$500 million and a Share Buyback Programme of US$500 million. The Board of IHG today announces it is publishing a circular (the “Circular”) setting out full details of the proposed Special Dividend and associated Share Consolidation and convening a General Meeting to be held at 10.00am on Monday, 8 October 2012 at the Holiday Inn London Bloomsbury, Coram Street, London WC1N 1HT.

Special Dividend

It is proposed that the amount of the Special Dividend is US$1.72 (108.4 pence) per Existing Ordinary Share. The Board is proposing to pay the Special Dividend to Shareholders on the Register as at 6.00pm on Monday, 8 October 2012 in sterling and to ADR holders on the ADR register as at 4.00pm (New York time) on Monday, 8 October 2012 (being the close of business on the day before the ADR effective date) in US dollars, in each case as an interim dividend in respect of the financial year ending 31 December 2012. The Special Dividend is expected to be paid to Shareholders and holders of ADRs on Monday, 22 October 2012.

Share Consolidation

It is proposed that the payment of the Special Dividend be accompanied by a consolidation of the Company’s ordinary share capital. The Share Consolidation will replace every 15 Existing Ordinary Shares with 14 New Ordinary Shares. Upon the Share Consolidation becoming effective, the nominal value of the Ordinary Shares will change from 13 29/47 pence per Ordinary Share to 14 194/329 pence per Ordinary Share. Fractional entitlements arising from the Share Consolidation will be aggregated and sold in the market for the best price reasonably obtainable on behalf of the relevant Shareholders. The net proceeds of the sale, after the deduction of the expenses of the sale, are expected to be paid in due proportion to the relevant Shareholders on Wednesday, 17 October 2012. The value of any Shareholder’s fractional entitlement will not exceed the value of one New Ordinary Share.

As at the close of business on Tuesday, 11 September 2012 (being the last practicable date prior to the posting of the Circular) when the closing mid-market price per Existing Ordinary Share was 1,619 pence and there were 291,613,946 Existing Ordinary Shares in issue, the total amount of the Special Dividend was equivalent to 6.70 per cent. of the market capitalisation of the Company. The effect of the Share Consolidation will be to reduce the number of Ordinary Shares in issue by approximately the same percentage.

As all ordinary shares in the Company will be consolidated, each Shareholders’ percentage holdings in the total issued share capital of the Company immediately before and after the implementation of the Share Consolidation will (save in respect of fractional entitlements) remain unchanged.

Authority to Purchase Own Shares

The Board of IHG will also submit to its Shareholders at the General Meeting a proposal for a renewed authority to enable the Company to make market purchases of its New Ordinary Shares following the implementation of the Share Consolidation. Details of this proposal are set out in the Circular.

Expected Timetable

2012
Latest time and date for receipt of Forms of Proxy	10.00am on Thursday, 4 October

Latest time and date for receipt by the ADR Depositary of completed voting instruction cards from holders of ADRs	12.00pm (New York time) on Thursday, 4 October

General Meeting	10.00am on Monday, 8 October

Record date for participation in the Dividend Reinvestment Plan for the Special Dividend	5.00pm on Monday, 8 October

Shareholder record date for the Special Dividend and for the Share Consolidation	6.00pm on Monday, 8 October

Commencement of dealings in New Ordinary Shares	8.00am on Tuesday, 9 October

ADR effective date for the Special Dividend and for the Share Consolidation	9.30am (New York time) on Tuesday, 9 October

Commencement of dealings in new ADSs	9.30am (New York time) on Tuesday, 9 October

Ordinary Shares (but not ADSs) marked ex-Special Dividend	Tuesday, 9 October

CREST accounts credited with New Ordinary Shares	Tuesday, 9 October

Allocation by DTC of new ADSs to DTC participants corresponding with the cancellation of existing ADSs	Friday, 12 October

Despatch of cheques for fractional entitlements and certificates for New Ordinary Shares; CREST accounts credited with the value of fractional entitlements	Wednesday, 17 October

Payment of the Special Dividend to Shareholders and to holders of ADRs	Monday, 22 October

Purchase of New Ordinary Shares for participants in the Dividend Reinvestment Plan	Monday, 22 October

If any of the above times and/or dates change, the revised times and/or dates will be notified to Shareholders by announcement through a Regulatory Information Service.

Unless otherwise stated, all references to times in this document are to London time.

The Circular will be posted or otherwise made available to Shareholders today. Copies of the Circular will shortly be available for inspection at www.hemscott.com/nsm.do and on the IHG website at www.ihgplc.com/investors under financial library.

All definitions used in the Circular to Shareholders dated 14 September 2012 have the same meaning when used in this announcement.

For further information

For Investor Relations enquiries Catherine Dolton, Isabel Green:	+44 (0) 1895 512 176

For Media enquiries Yasmin Diamond, Kari Kerr:	+44 (0) 1895 512 299

Goldman Sachs International, which is authorised and regulated in the UK by the Financial Services Authority, is acting for InterContinental Hotels Group PLC and no-one else in connection with the Special Dividend and Share Consolidation and will not be responsible to anyone other than InterContinental Hotels Group PLC for providing the protections afforded to clients of Goldman Sachs International or for providing advice in relation to the Special Dividend and Share Consolidation, the contents of this announcement or any matter referred to herein.

Notes for editors

IHG (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with nine hotel brands including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites®, as well as our two newest brands, EVEN™ Hotels and HUALUXE™ Hotels & Resorts. IHG also manages Priority Club® Rewards, the world’s first and largest hotel loyalty programme with over 67 million members worldwide. IHG franchises, leases, manages or owns over 4,500 hotels and more than 666,000 guest rooms in nearly 100 countries and territories. With more than 1,000 hotels in its development pipeline, IHG expects to recruit around 90,000 people into additional roles across its estate over the next few years. InterContinental Hotels Group PLC is the Group’s holding company and is incorporated in Great Britain and registered in England and Wales.

Visit www.ihg.com for hotel information and reservations and www.priorityclub.com for more on Priority Club Rewards.

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